Jillian Ivey Sidoti, Esq.
34721 Myrtle Court Winchester ,
 CA 92592 (323) 799-1342
 jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

April 2, 2009

Rolaine S. Bancroft
United States Securities and Exchange Commission
Mail Stop 3561 Washington, DC 20549-5546

Re:     Lux Digital Pictures, Inc.
           Registration Statement on Form S-1
           Filed September 16, 2008
           File No. 333-153502

Dear Ms. Bancroft,

Registration Statement Cover Faee

I.
We note your response to our prior comment 1. The paragraph that begins with "The registrant hereby amends this registration statement...,: should be located on the front cover of the registration statement following the calculation of the registration fee table. Please move this paragraph to the appropriate place on the front cover of the registration statement when you file your r.cxt amendment. Refer to Rule 473 under the Securities Act,
We have moved paragraph that begins with "The registrant hereby amends this registration statement" to the front cover following calculation of the registration fee table. This comment was not previously understood. Thank you for the clarification.

2.	Please indicate by check mark that the registrant is a smaller importing company. Refer to Form S-l, We have added checkmark indicating registrant is smaller reporting company

3.
Please revise your calculation of registration fee table to shovi' that the proposed maximum aggregate offering price is $148,500 and not $99,000.
Revised calculation to show the maximum aggregate offering price of $148,500 Prospectus Cover Page, page 4

4.
We did not locate the revision in response to prior comment [! and we reissue our prior comment 2. Hem 501(b)(10) of Regulation S-K require; the subject to completion legend to be included on the front cover of the piospectus instead of the back cover. Please move the last paragraph of the back cover of the prospectus to the front cover of the prospectus in prominent type. Please r ote that the last paragraph of the back cover of the prospectus reads as follov/3: "The information in this prospectus is not complete and may be changed. We may not sell our shares until the registration statement filed with the Securities and I: tchange Commission is effective. This prospectus is not an offer to sell our shares, and it is not soliciting an offer to buy our shares in any slate where the offer or sale is not permitted." This comment was previously misunderstood. We have now moved the paragraph on page 51 to page 4.

Operating History, page 6

5.
We note the first sentence of this section states that you havt only had approximately seven months of operating history. Please up .late this section to reflect the fact that you have had almost eleven months of operating history.We have updated the section to reflect 11 months of operating history.

Summary Financial Data, page_9

6.
We note the changes you made in response to our prior comment 5. Please reflect that your "Net Income" for the quarter ending November 30,2008 is $20,747 rather than the pre-tax income amount of $26,747,We have changed this amount to reflect the pretax income of $20,747.

Description of Business, page 19

7.
The last sentence of the fourth paragraph of this section state s that "American Grindhouse: The History of the American Exploitation Film" is expected to be completed and ready for release in early 2009. Please revise ;he disclosure to update the status of American Grindhouse.
We have updated this section to state "It is expected to be completed in June 2009 and ready for release in the fall of 2009."

Related Party Transactions, page 25

8.
Refer to our prior comment 8. Your response reiterates disclosure that is contained in this current Form S-l amendment with no changes from tlnit included in the previous filing of Form S-l, Amendment No. 3. Based on such disclosure, we . reiterate our comment, as modified, that you expand the disclosure in the first paragraph under this heading to clarify if true: "that you isswd common and preferred stock with a fair value of $192,402 to lux Digital Pictures GmbH which was equal to the historical value of the assets conveyed. We will not object if you also wish to state that the "par value" of the stock conveyed was $40,500. " Please note that such clarifying disclosure would correlate with the actual recording of this transaction as shown in the statements of shareholders' equity at page F-4 and with the disclosure in Note 5 to the audited financial statements,
The amount in this section was updated to reflect $192,402 as opposed to $197,402. We also added an additional part to this sentence stating that this amount was equal to the historical cost of the assets conveyed.

Audited Financial Statements (Period Ended August 31. 2003) Note 5. Stockholders' Equity, page F-9

9.
We understand, from your response, that each preferred shan: is convertible into ten common shares. If our understanding is correct, please specifically state this fact (in these words) in your footnotes, here and on page F-20. Alternatively, please explain how our understanding is not correct. Your present disclosures are confusing.The language in Note 5 has been modified, as you requested, to clarify that each share of preferred stock is convertible into 10 shares of common stock.

10.
As a related matter, refer to the description of your preferred stock on page IS. Please make the above requested revision in this narrative, a,? well. The current disclosure does not appear consistent with your response anc your footnotes. In addition, please revise to clarify the fact that each preferred fihare can be voted and that the vote equates to the vote of ten common shares. Alternatively, if we are not correct, please explain these matters further.

The following language appears on page 18, "We are authorized to issue up to 10,000,000 shares of voting preferred stock, $0.001 par value per share. Currently we have 2,500,000 preferred shares issued and outstanding. Each preferred share equates to the vote of ten common shares. The shares ofpreferred stock are convertible to common shares, at the holder's election, at a rate of 10 common shares for each preferred share, provided they have been held for at least two years."

\ I.
Finally, we note that your Articles of Incorporation do not appear to describe the conversion terms of your preferred stock, as filed. If these terms are described in the form of a preferred stock certificate or in some other corporate document, please file that document as an exhibit to the filing.
We have provided an amendment of the Articles of Incorporation that reflect the amended conversion terms.

Unaudited Interim Financial Statements (Three Months Ended November 30.2008) Note 1. Nature of Business and Significant Accounting Policies, pat.'i; F-16 Basis of Presentation

12.
We note your disclosure made in response to our prior comment 13. Please revise the next to the last sentence to indicate "In the opinion of management, all adjustments that are necessary in order to make the financial statements not misleading have been included." Reference is made to Instruction 2 to Rule 8-03 of Regulation S-X,
The next to last sentence of Note 1 has been revised and now indicates "In the opinion of management, all adjustments that are necessary in order to make the financial statements not misleading have been included.".

Age of Financial Statements

13.
Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. Please note that to the exten; the Registration Statement on Form S-l is not declared effective on or before April 13,2009, updated unaudited interim financial statements (and related I/ID&A and other financial information) for the six months ended February 28, 2009 will have to be included in the tiling.
We continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Item. 21. Exhibit Index, page 55

14.
Please revise your exhibit index so that each exhibit number reflects the correct exhibit name. Currently, the exhibit name for Exhibit 102 i,; GmbH and the exhibit name for Exhibit 10.6 is RTV Media Corp. Exhibit'. 0.7 has three exhibit names. Please also revise the exhibit index to correctly reflect which exhibits have been previously filed and which exhibits are being filed with the filing of your next amendment.

The following exhibits are being filed with this amendment:

3.3 Articles of Incorporation to comply with Comment #15
3.4 Amendment to Articles of Incorporation to comply with Comment #11, #16, and #17. 10.1 To comply with comment #18
23.1 To comply with Comment #19

All other exhibits have been marked with a * to note previously filed.

We believe the redlined version may have caused some confusion with the titles. On the clean version, the exhibits appear to be entitled properly.

Exhibits General

15.
We note your response to prior comment 21. Your certificate: of incorporation has already been filed as Exhibit 3.1. Please file your articles of incorporation so that it is its own separate exhibit. Refer to 601 (b)(3)(i) of Regulation S-K. Please also revise Item 27. Exhibit Index accordingly.

            We have filed the Articles of Incorporation as Exhibit 3.3 and the amendment as 3.4. We have updated the Exhibit Index.

16.
We note that your articles of incorporation authorize you to issue 5,000,000 shares of preferred stock, We note, however, that the disclosure on pages 17 and 18 and in the August 31,2008 and November 30, 2008 balance shee is states that you are authorized to issue 10,000,000 shares of preferred stock. Pk ase advise regarding the discrepancy between your articles of incorporation and tin; disclosure on pages17 and 18 and in your balance sheets. Please revise your dis closure, as appropriate.

           We have provided an amendment to the Articles of Incorporation and have filed it as Exhibit 3.4

17.
 Furthermore, we note your bylaws state that your articles of incorporation authorize you to issue 10,000,000 shares of preferred stock. However. ;he articles of incorporation only authorize you to issue 5,000,000 shares o "preferred stock. Please advise regarding the discrepancy between your article;! of incorporation and your bylaws. Please revise your disclosure, as appropriate, :ilease file any amendment(s) to your articles of incorporation as exhibits.

           We have filed an exhibit that reflects an amendment to the Articles of Incorporation.

Exhibit 10.1

18.
We note your response to our prior comment 23 in which yo j are making a "Confidential Treatment Request per Rule 83." All exhibits must be filed in full and include all attachment and exhibits. Please reiile to include Schedule D including all attachments to Schedule D. If you believe the ir formation included in the exhibit may cause competitive harm, then you may appl> For confidential treatment for only certain terms of that agreement, Please re \'ir to Staff Legal Bulletin No. 1 on our website for procedural and substantive requirements. Please note that information required to be disclosed is not appropriate for confidential treatment.

                       We have refilled Exhibit 10.1 with Schedule D attached. We are no longer requesting Confidential Treatment under Rule 83.

Accountants' Consent

19.	Amendments should contain currently dated accountants' consents, Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

                      We have provided a currently dated accountants' consent.

You may send any correspondence to 951-602-6049. Please do let us know when we may submit an acceleration letter. We ask for expedited review of this registration statement so that we may file our February 28, 2009 financial statements as a 10q.

Thank you.

Sincerely,

/s/

Jillian Ivey Sidoti

Attorney for Lux Digital Pictures, Inc.